Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 17 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 281.9606 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 23,530,386 TREASURY SHARES IN TREASURY AND HAS 607,906,013 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C.Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Morstan Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15 January 2008
6. Date on which issuer notified:	17 January 2008
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Eminence Capital, LLC							
Ordinary Shares GB00B0ZSH635	25,000,000	25,000,000	30,743,410		30,743,410		5.02%
Ricky C. Sandler							
Ordinary Shares GB00B0ZSH635	25,001,588	25,001,588	30,744,998		30,744,998		5.02%

B. Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
Eminence Capital, LLC	
30,743,410	5.02%
Ricky C.Sandler	
30,744,998	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ricky C.Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital, LLC, and individually with respect to shares over which Mr. Sandler has investment discretion.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):	Prudential plc
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16 January 2008
6. Date on which issuer notified:	18 January 2008
7. Threshold(s) that is/are crossed or reached:	Below 3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0ZSH635	18,271,831	18,271,831	Below 3%	Below 3%		Below 3%	

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):.	
3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):	Prudential plc
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 January 2008
6. Date on which issuer notified:	16 January 2008
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
GB00B0ZSH635	Below 3%	Below 3%	18,271,831	18,271,831		3.00%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	% of voting rights
18,271,831	3.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Registered Holder	Holding
JP MORGAN NOMINEES	282,084
MAGIM HSBC GIS NOM(UK) SALI	118,579
PPL UK EQUITY 350 PASSIVE FUND	231,496
PRUCLT HSBC GIS NOM(UK) PAC AC	17,040,732
PRUCLT HSBC GIS NOM(UK) PPL AC	205,104
PRUCLT HSBC GIS NOM(UK) EQBF AC	49,307
PRUCLT HSBC GIS NOM(UK) MNBF AC	69,309
PRUCLT HSBC GIS NOM(UK) PENE AC	275,220

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 16 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 277.927 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 23,230,386 TREASURY SHARES IN TREASURY AND HAS 608,205,263 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 15 JANUARY 2008, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 300,000 SHARES AT AN AVERAGE PRICE OF 284.07 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 22,930,386 TREASURY SHARES IN TREASURY AND HAS 608,505,263 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 14 JANUARY 2008, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 300,000 SHARES AT AN AVERAGE PRICE OF 291.34 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 22,630,386 TREASURY SHARES IN TREASURY AND HAS 608,805,263 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 18 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 282.0318 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 23,830,386 TREASURY SHARES IN TREASURY AND HAS 607,608,872 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

END